PEAK FINTECH GROUP INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

DECEMBER 29, 2020

550 Sherbrooke West, West Tower, Suite 265

Montréal, QC H3A 1B9

PEAK FINTECH GROUP INC.

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

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INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form ("AIF") contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Peak Fintech Group Inc. as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Fintech Group Inc. to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; including risks related to government and environmental regulation; industry conditions; stock market volatility; competition; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in this AIF. Although Peak Fintech Group Inc. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Peak Fintech Group Inc. does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Peak Fintech Group Inc. ("Peak" or the "Company") was incorporated as Java Capital Inc. under the Business Corporations Act (Alberta) on May 13, 2008 and was continued as a federal company under the Canada Business Corporations Act ("CBCA") on April 4, 2011. The Company changed its name to Peak Positioning Technologies Inc. effective April 5, 2011. Peak Position Technologies Inc. completed a vertical amalgamation with its wholly-owned subsidiary Peak Positioning Corporation effective January 1, 2018 with the resulting entity continuing as Peak Positioning Technologies Inc. The Company changed its name to Peak Fintech Group Inc. / Groupe Peak Fintech Inc. on November 18, 2020.

Peak's head office and registered and records offices are located at 550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9.

Intercorporate Relationships

The following diagram sets out the intercorporate relationships amongst Peak's subsidiaries and the percentage of voting securities held by Peak, either directly or indirectly, of each subsidiary. The jurisdiction of incorporation of all subsidiaries is China, except for Asia Synergy Ltd. which was incorporated in the jurisdiction of Hong Kong.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Peak is the parent company of a group of innovative financial technology ("fintech") subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Three Year History

Fiscal Year ended December 31, 2017

In March 2017, the Company announced that it had entered into an agreement with Cubeler Inc. ("Cubeler") for the exclusive rights to the Cubeler (www.cubeler.com) commercial lending platform in China. Cubeler is a fintech platform that matches any business looking for credit or financing with a variety of lenders and financial institutions. The rights granted to Peak under the terms of the 10-year agreement allow Peak to use, modify, sublicense, and market the platform, as well as to develop and distribute new product and services derived from the platform.

Also in March 2017, the Company announced that it had established a new subsidiary named Asia Synergy Data Solutions ("ASDS") in Shanghai to operate the Cubeler platform. In August 2017 the Company announced that ASDS had received the required Internet Content Provider (ICP) license from the Chinese Ministry of Industry and Information Technology to operate the Cubeler commercial lending platform in China.

In June 2017, the Company announced signing of a $5,000,000 Canadian Dollar ("CAD") share subscription facility agreement with Global Emerging Markets.

In August 2017, the Company announced that ASDS had signed a definitive agreement with Balang Technology Ltd. ("Balang") that would bring over 40,000 small and medium sized enterprise (SME) loan candidates to the Cubeler platform. Also in August 2017 the Company announced that ASDS had signed a lending agreement with Wuxi Jinxin Internet Small Loans Ltd. ("WJISL"), and had officially launched the Cubeler commercial lending platform in China.

In October 2017, the Company announced that ASDS and China Auto Industry Development Ltd ("CAID") had signed an agreement to have CAID use the Cubeler commercial lending platform, managed by ASDS, as a solution to have its purchase orders financed.

In December 2017, the Company announced that Jiu Dong Ltd. ("Jiu Dong"), its financial and strategic partner for the creation of a joint venture financial services subsidiary, had signed an agreement to acquire a fully-licensed financial shell named YaDong Ltd. ("YaDong") from Ouya Huada Environmental Protection Group Ltd ("Huada"). Huada created YaDong through an 18-month process, following the guidelines prescribed by the Wuxi Municipal Financial Affairs Office. YaDong never actually began its operations and became available when Huada decided to change course on providing financial aid to its clients. Following the acquisition of YaDong by Jiu Don, Peak acquired a 51% stake in YaDong for a total investment of CAD$10,200,000 which was financed from proceeds of a CAD$12,000,000 secured debenture plus warrants private placement financing which closed in mid-December 2017. YaDong was renamed Asia Synergy Financial Capital ("ASFC").

During 2017, the Company adjusted its business model to create a financial services subsidiary and put more emphasis on opportunities in the commercial lending space in China. The Company clearly identified five service offerings, expected to be main revenue generators for the Company, to be offered by its three subsidiaries on the Company's two fintech platforms, Gold River and Cubeler.

In 2017, the Company raised CAD$15,200,000 through the exercise of stock options, exercise of warrants and private placement financings, reduced its short-term liabilities by CAD$2,000,000; had total revenues of CAD$7,500,000; had a net loss of CAD$3,200,000; and had total assets of CAD$15,700,000 at year- end.

Fiscal Year ended December 31, 2018

In January 2018, the Company announced the creation of a new Chinese holding subsidiary in the city of Wuxi. The new Wuxi Aorong Ltd. holding subsidiary was created ahead of the official registration of Asia Synergy Financial Capital ("ASFC") for the purposes of being the parent company of ASFC and the vehicle through which Peak would hold a 51% stake in ASFC.

The Company announced the appointment of Mr. Jean Landreville as the Company's new Chief Financial Officer as of January 31, 2018.

In March 2018, Peak announced the resignation of Mr. Jiang Wang from the Company's board of directors by mutual agreement between the Company and Mr. Wang with the intention to fill the vacancy created with a new board member with intimate knowledge of the Chinese small business lending space.

In April 2018, the Company announced that it had hired Mr. Bin Xu as the new financial controller of its Chinese subsidiaries.

In May 2018, Peak announced that, after obtaining all required approvals and having met all requirements, it officially established its licensed financial services subsidiary in China named Asia Synergy Financial Capital ("ASFC"). Also in May 2018, ASFC officially started operations by conducting a series of transactions whereby it extended credit to qualified small and medium-sized enterprises located in the cities of Wuxi and Changzhou.

In June 2018, the Company announced that its Chinese operating subsidiary Asia Synergy Data Solutions ("ASDS"), which manages the Company's Cubeler commercial lending platform, signed an agreement with Hua Xin Lending Company ("Hua Xin"), a subsidiary of conglomerate Wuxi Venture Capital Group Ltd., to have Hua Xin become a registered lender on the Cubeler platform.

In August 2018, the Company announced that XiAn XinRui Truck Leasing Company, a financial services company specialized in providing long-term truck leasing services to small and medium-sized businesses who used the vehicles in the course of their daily business operations, officially joined the Cubeler platform.

Also in August 2018, the Company announced that Asia Synergy Data Solutions ("ASDS") had integrated support for the Alipay and WeChat Pay mobile payment platforms to Cubeler.

In December 2018, the Company announced that it had concluded an agreement with Wenyi Financial Services Co. Ltd. ("Wenyi") whereby Wenyi would effectively transfer its operations, including most of its 20 employees, service agreements and assets, to newly created wholly-owned Peak subsidiary Asia Synergy Credit Solutions ("ASCS") by no later than December 31, 2018.

During 2018, the Company raised CAD$760,000 through private placement financings; reduced its liabilities by CAD$1,800,000 as a result of surrender of debentures to exercise share purchase warrants; had total revenues of CAD$1,680,000; had a net loss of CAD$3,610,000; and had total assets of CAD$24,680,000 at year-end.

Fiscal Year ended December 31, 2019

In January 2019, the Company announced that its subsidiary Asia Synergy Credit Solutions ("ASCS") had entered into a partnership agreement with Wuxi Union SME Guarantee Co. Ltd. ("WU") whereby WU will guarantee bank loans to small and medium-sized enterprises (SME) serviced by ASCS for an aggregate amount of up to CAD$1,000,000,000 for an initial period of two years.

Also in January 2019, the Company announced that process started on January 1, 2019 to transfer all loans that were previously being serviced by Wenyi to its Asia Synergy Credit Solutions ("ASCS") subsidiary was successfully completed on January 18, 2019. As of the transfer completion date, ASCS was servicing a total of 232 loans worth a combined CAD$17,800,000.

In March 2019 Peak announced that ASCS added commercial lender XinXin Micro Loan Company Ltd. ("XinXin") to its growing list of loan servicing clients. Under the terms of the agreement between XinXin and ASCS, XinXin will allocate up to 100M RMB (approximately CAD$20,000,000) in loans to be serviced by ASCS.

Also in March 2019, Peak announced that Wuxi Jinxin Internet Small Loans Ltd. would be added to its ASCS subsidiary's expanding list of loan outsourcing service clients.

In April 2019, the Company announced that its Asia Synergy Technologies ("AST") subsidiary had signed an agreement with Xi'an Fenghui Automobile Service Company ("FASC") to use AST's Gold River product procurement platform to facilitate vehicle purchase and financing transactions. FASC is a well- established automobile dealer in Xi'an, the capital of Shaanxi Province, providing automobile purchase and financing services in Western China with no online presence.

In July 2019, the Company announced that its Asia Synergy Credit Solutions ("ASCS") subsidiary began servicing loans to micro and small-sized enterprises on behalf of Hua Xia Bank ("HXB"). Headquartered in Beijing, HXB is China's 14th largest commercial bank with over CAD$490 Billion in assets, 968 branches and over 42,000 employees in 40 cities across China.

Also in July 2019, the Company announced that its Asia Synergy Data Solutions ("ASDS") subsidiary, which manages the Cubeler Lending Hub commercial lending platform in China, added a new module that caters to the specific financing needs of some of China's supply-chain verticals.

In August 2019, the Company announced that ASDS had created a new joint venture company with Jiangsu Zhongpu Financial Outsourcing Service Ltd. ("ZFOS") to provide financial services to ZFOS clients and other supply-chain participants, primarily by helping them qualify for loans and financing at reasonable rates. The joint venture company, created in June 2019 and named Asia Synergy Supply Chain ("ASSC"), uses the Company's Cubeler Lending Hub platform to collect and analyze operational and transactional data from ZFOS clients. The platform then generates a series of financial reports to help qualify the clients for loans and financing either from ZFOS or from other partnering financial institutions. In addition to the fees charged for the financial reports, ASSC also charges lenders a service fee representing a percentage of the value of the transactions facilitated through the program. Under the terms of the joint venture agreement, ZFOS transferred part of its supply-chain operations to ASSC while ASDS contributed a royalty-free license to the Cubeler Lending Hub platform to ASSC. ASDS owns a 51% controlling interest in ASSC and ZFOS owns the remaining 49%.

In September 2019, Peak announced that that its Asia Synergy Credit Solutions ("ASCS") subsidiary, which provides credit outsourcing services to banks and other financial institutions, launched a WeChat Mini Program that allows potential borrowers to quickly see if they would qualify for loans from any of the ASCS lending clients.

In December 2019, the Company announced that it had acquired the popular Jinxiaoer loan brokerage and commission paying platform from Jinxiaoer Technology Ltd. Jinxiaoer (which translates to "Financial Waiter") is a patented platform specifically designed for loan brokerage companies and their sales representatives. Jinxiaoer gives loan brokerage companies and their sales reps the ability to earn commissions on loan leads that they generate that are not suited for their businesses and to receive leads suited to their businesses from non-affiliated sales reps registered on the platform. Revenue stemming from the Jinxiaoer platform was initially expected to come to Peak in the form of monthly registration fees paid by the reps, annual franchise fees paid by the brokerage companies (the Jinxiaoer Service Centers), and transactional referral fees paid by the banks and lenders benefiting from the platform's leads, but Peak has since decided to revise Jinxiaoer's revenue model.

Also in December 2019, the Company announced that it had reached an agreement with holders of the secured debenture issued in December 2017 with a remaining CAD$3,500,000 balance to extend the maturity date by an additional 12 months until December 16, 2020.

In 2019, the Company continued to make inroads into the Chinese commercial credit space through its Cubeler Lending Hub platform and the services provided by its subsidiaries. Several financial institutions, including some of China's largest banks, became members of the Hub in 2019 and extended credit to small and micro enterprises based on the platform's credit analysis capabilities. The low default rate for credit extended through the platform, coupled with its processing efficiencies and cost-savings, are value- propositions that continue to resonate with and account for its adoption rate among financial institutions.

While Peak was focused primarily on business development initiatives during the first three quarters of 2019, more emphasis was put on research & development and enhancements to the Lending Hub in the final quarter of the year. The Company spent a large portion of the quarter on the development and implementation of features to better meet its clients' needs and discussed the best ways to integrate the Jinxiaoer loan brokerage platform into the Lending Hub.

During 2019, the Company had total revenue of CAD$11,700,000; had an adjusted EBITDA of CAD $1,500,000; had cash flow from operations of ($272,840); and had a net loss of CAD $1,800,000.

Fiscal Year ended December 31, 2020 (to the date of this AIF)

On February 20, 2020, the Company announced that all of its Chinese operating subsidiaries, with the exception of Asia Synergy Supply Chain ("ASSC"), had resumed their operations following the cancellation of government-imposed limitations of non-essential business operations due to the coronavirus outbreak which began in late 2019 ("COVID-19"). ASSC's operations resumed subsequent to the February 20, 2020 announcement. In compliance with government regulations to help contain the spread of COVID- 19, the Company's subsidiaries had been closed since January 25, 2020, the start of the Chinese New Year holiday. Shortly before February 20, 2020, the Chinese government removed the business operation restrictions and encouraged all businesses where Peak's subsidiaries are located, and in most parts of the country, to resume their normal operations.

In February 2020, Peak announced that its Asia Synergy Data Solutions ("ASDS") subsidiary had officially entered the Shanghai credit market through a relationship with the Midai Group, a well-established Shanghai-based financial group whose offering includes providing financing and leasing services to the automotive industry.

Effective February 29, 2020, Mr. Laval Bolduc, who retired in 2017 after serving as the Company's CFO for six years but continued to serve as a director and part-time managing consultant of Peak, stepped aside from those roles to focus on his retirement.

In March 2020, the Company announced that its Cubeler Lending Hub platform would be used to help distribute government relief funds from the Jiangyin Municipal Government and the Jiangyin Federation of Industry and Commerce to the city's small and medium sized businesses most affected by COVID-19.

In April 2020, the Company announced that its services would now be available to small and medium sized businesses, loan brokers and financial institutions in the city of Changzhou with the arrival of the city's first Jinxiaoer Service Centre.

Effective July 28, 2020 all of the issued and outstanding common shares of the Company ("Common Shares") were consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares.

In August 2020, the Company announced the appointment of former KPMG Partner Michael Pesner to its board of directors.

In September 2020, the Company announced that it had qualified to have its common shares listed on the OTCQX® Best Market, upgrading from the OTCQB® Venture Market.

Also in September 2020, the Company announced that its Lending Hub platform was powering a commercial lending financial centre, featuring 30 banks, 8 insurance companies and 3 investment funds, launched by the Jiangyin municipal government to help the city's businesses gain greater access to loans and credit. The idea for the creation of the Jiangyin Financial Centre was born back in March when the city began to use the Lending Hub to help qualify and distribute government financial aid to the city's COVID- 19 affected businesses. Shortly thereafter, meetings were held between city officials, Peak executives, and banking and insurance executives from more than 30 institutions, leading to the signing of the agreement for the creation of the Financial Centre.

In October 2020, the Company announced that its Asia Synergy Financial Capital ("ASFC") subsidiary had signed an agreement with Beijing Beijia Trading Company Ltd. ("BBTC"), the exclusive national distributor of Baidu's smart speakers, to finance BBTC's acquisition of the popular product.

Also in October 2020, the Company announced that it had signed an exclusive agreement with the parent company of national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC") to bring financing solutions to BDC's 60,000 online retail clients. The new purchase order financing program will be offered to BDC's 60,000 clients through the creation of a joint venture company (the "JVC") between Peak and BDC's parent company. The JVC will use Peak's commercial lending platform, Cubeler Lending Hub, to analyse the retailers' sales and business performance data to determine whether or not they qualify to have their purchase orders financed. All qualified purchase orders will be available for funding from the platform's partnering banks and lending institutions.

The Company also announced in October 2020 that it had won a bid from the city of Nanjing to provide the software platform that will power the city's upcoming commercial lending financial centre.

In November 2020, the Company announced that it had hired former People's Bank of China senior manager, Mr. Wenjun Wu, as a special advisor to assist the Company in various business development capacities and in preparing the Company's Cubeler Lending Hub platform for China's upcoming digital currency.

Also in November 2020, the Company announced that it had signed an agreement with packaged foods wholesale distributor Beijing Jingying Corporate Management Ltd. ("BJM") to bring Peak's Cubeler Lending Hub financing solution to BJM and its more than 250,000 retail clients.

Effective December 1, 2020, the Company's securities began trading under its new name Peak Fintech Group Inc.

In December 2020, the Company announced that it had signed an agreement with high-end Italian retailer Gruppo Coin ("Coin") to provide short-term loans to Coin's social-media-influencer online sales partners. Also in December 2020, the Company announced that it had signed a memorandum of understanding (MOU) to acquire banking artificial intelligence software company Zhongke Software Intelligence Ltd. ("Zhongke"). Zhongke develops analytics and AI software used by banks and financial institutions in China to make decisions on loan and credit applications, as well as to process and to manage the applications. Zhongke is also a strategic partner of China UnionPay. Operating under the approval of the People's Bank of China (China's central bank), State-owned UnionPay is China's largest POS electronic funds transfer network and the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country.

In December 2020, the Company also announced that its Gold River and Cubeler Lending Hub platforms were now ready to support China's new Digital Currency Electronic Payment (DC/EP). Unlike cryptocurrencies such as Bitcoin, China's DC/EP is legal tender, it's backed by yuan deposits, centralized and not anonymous. It is managed by China's Central Bank, which requires the country's banks to convert a part of their yuan holdings into DC/EP form and distribute them to businesses and citizens via mobile technology. The DC/EP took over five years to develop and is expected to help bring China's unbanked population into the mainstream economy and accelerate the country's move to a cashless society. The Company planned to run a pilot project to begin later in the month with a few supply-chain financing related transactions before making the feature available to all Gold River and Lending Hub clients.

Also in December 2020, the Company announced that it had entered into a solution provider and data sharing partnership with e-commerce marketplace operator Pinduoduo Inc. ("Pinduoduo") to potentially bring credit solutions powered by Peak's Cubeler Lending Hub to Pinduoduo's 5.6M online stores. Pinduoduo is China's second largest e-commerce marketplace behind only Alibaba and one of the largest e-commerce marketplace operators in the world with its 5.6M online stores and more than 600M active users as of June 2020.

From January 1, 2020 to December 29, 2020, the Company raised CAD$7,045,250 through the exercise of stock options, exercise of warrants and private placement financings.

Significant Acquisitions

During its most recently completed financial year, the Company did not complete any significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations.

DESCRIPTION OF THE BUSINESS

General

Peak is a fintech company that operates the Cubeler Lending Hub commercial lending platform in the People's Republic of China. It matches micro, small, and medium businesses with lending institutions and collects a fee of between one and four percent of the value of the loans for completed transactions. Cubeler periodically reads financial data coming from the registered businesses' accounting or ERP software, collects data on the businesses from various public and private sources, analyzes several data points and calculates a series of financial ratios to determine how well the businesses are performing. Those data points and ratios are then compared with the Lending Hub's registered lenders' lending criteria and the resulting matches are presented to the lenders and the businesses.

In the People's Republic of China Peak also operates the Gold River e-commerce platform. Gold River was originally designed in 2017 as a product procurement platform for raw materials that go into the making of plastic products and for certain metals such as copper and aluminum. In 2019, Gold River was adjusted to support the buying and selling of a variety of products between all members of the supply-chain, from material suppliers, to wholesale distributors to retailers. In addition to allowing them to place product and material purchase orders, Gold River allows the platform's registered users to have a portion of a purchase order or an entire purchase order placed on the platform financed through the platform's connection to the Cubeler Lending Hub.

Products and Services

The Cubeler Lending Hub

An analytics and artificial intelligence (AI) software platform, the Cubeler Lending Hub is at the core of the Company's commercial lending ecosystem that brings together micro and small- to mid-sized enterprises (SMEs), lenders, brokers, data providers and automated risk management capabilities for the purpose of making commercial lending more efficient and as a result, all the more profitable. SMEs are presented with a variety of loan and credit offers from multiple lenders, offers they otherwise would never have received. Lending and risk control operations are increased, and faster for all parties involved. From finding qualified clients to submitting leads or marketing financial products, the platform does it all using a unique and intuitive process.

The Company operates its Lending Hub ecosystem through six Chinese operating subsidiaries.

For purposes of financial reporting, the Company has segmented its revenue in two operating segments, as follows:

1) Fintech Platform: the Fintech Platform segment comprises the logistic, procurement and distribution of products within supply chains and facilitating transactions in the commercial lending industry through the Company's technology platforms.

The business operations of Asia Synergy Data Solutions Ltd., Asia Synergy Supply Chain Ltd., Asia Synergy Technologies Ltd. and Jinxiaoer fall within this operating segment.

2) Financial Services: the Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

The business operations of Asia Synergy Financial Capital Ltd. and Asia Synergy Credit Solutions Ltd. fall within this operating segment.

Both operating segments are geographically located in China.

Fintech Platform

The Fintech Platform segment includes the operations of the following Chinese operating subsidiaries, each operating as a distinct, but complimentary business:

1. Asia Synergy Data Solutions Ltd. ("ASDS") is the manager of the Lending Hub ecosystem that brings together micro and small- to mid-sized enterprises (SMEs), lenders, brokers, data providers. It charges service fees related to Lending Hub transactions.

• SME Value Proposition:
o Free to sign up

o No shopping around, the Lending Hub brings lenders to the SME
o Significantly increase chances of getting funded

o Pre-qualify for credit to be accessed any time
o Several options from variety of lenders

• Bank and Lending Institution Value Proposition

o No need to search, the Lending Hub brings ideal clients to the bank or lending institution

o Instantly qualify clients based on specific lending criteria
o Minimize lending risk

o Save time and money
o Grow loan portfolio

• Loan Brokers Value Proposition
o Minimize wasted leads

o Spend less time gathering data and building files
o Increase commissions

• Asia Synergy Supply Chain Ltd. is the marketer of Lending Hub supply-chain related services. It charges service fees related to Lending Hub supply-chain transactions.

• Asia Synergy Technologies Ltd. is the manager of the Gold River e-commerce platform linked to the Lending Hub. Gold River facilitates B2B transactions between material suppliers, wholesale distributors and Retailers. By being link to the Lending Hub, the platform also allows for purchase orders placed through it to be financed. Asia Synergy Technologies Ltd. charges a service fee for transactions conducted on Gold River.

• Jinxiaoer Technology Ltd. is the manager of the Jinxiaoer mobile application and Jinxiaoer loan brokerage platform linked to Lending Hub. Its revenue model of charging membership and service fees to loan sales representatives and loan brokerage companies was in the process of being revised at the time of this AIF.

Financial Services

The Fintech Services segment includes the operations of the following Chinese operating subsidiaries, each operating as a distinct, but complimentary business:

1. Asia Synergy Financial Capital Ltd. is a licenced Chinese financial services provider and lender. It extends credit to SMEs and charges interest on loans made.

2. Asia Synergy Credit Solutions Ltd. is a provider of credit outsourcing services to banks and lenders. It charges services fees to manage loans on behalf of banks and lenders.

Sales Revenue

The following table sets forth revenues from sales to customers outside the consolidated entity by segment for the two most recently completed fiscal years.

	Year Ended		Year Ended
Sales by Segment	December 31, 2019		December 31, 2018

Fintech Platform	$7,195,527	61%	$nil[1]	0%[1]

Financial Services	$4,513,126	39%	$1,681,534[1]	100%[1]

	$11,708,653	100%	$1,681,534[1]	100%[1]

1 The Company did not segment its revenue for the fiscal year ended December 31, 2018. All revenue from sales for the fiscal year ended December 31, 2018 was classed as financial services revenue.

Specialized Skill and Knowledge

Peak requires specialized skill and knowledge to conduct its business activities. Success in the fintech space requires its personnel to possess a very high level of technological sophistication and solid experience to meet the challenges of the industry. The officers and directors of Peak and its Chinese subsidiaries are industry professionals who have extensive expertise and highly-technical experience specific to the financial services and/or fintech industry. They provide a strong foundation of advanced field skills and advanced knowledge, complemented by their demonstrated ability to succeed in the management and administration of a public and/or fintech company. Peak has retained and will retain special advisors to provide specialized knowledge to the Company and its subsidiaries.

Competitive Conditions

Small, medium-sized and micro businesses in China, for the most part, are confronted with a chronic cash flow problem. A variety of lending platforms have sprung up over the past few years to help these businesses gain greater access to loans and credit to meet their short-term cash needs, making the space very competitive. Although they use analytics to find loans and credit products for their business clients, most of those platforms only ask the businesses to complete a form and provide information about their businesses. So the analytics are often based on limited and static data. The simplicity of their registration process allows them to acquire clients quickly, but the results are not always the best for the clients. Peak on the other hand requires clients to provide continuous access to their data by allowing its platform to link to their accounting or ERP systems. Peak also requires the businesses to authorize the platform to access their bank statements and information about their business at various government agencies. Peak's process may be more cumbersome than the competition, but the access to continuous data and more data has resulted in lower default rates for lenders who lend using Peak's platform and in greater opportunities for businesses who use the service. Peak hopes to use that competitive advantage to continue to expand its service offering throughout China in the coming months and years.

New Products

After signing an agreement in December 2020 to help social media influencers finance purchase orders from Italian retailer Gruppo Coin, effectively helping Gruppo Coin sell goods to Chinese consumers, Peak decided that it would pursue the opportunity to help other foreign retailers sell their products in the world's second largest economy. As of the date of this AIF, Peak was holding preliminary discussions with potential partners in China and Canada to define and eventually launch the new service.

Intangible Properties

Although Peak has a solid intellectual property portfolio, that IP portfolio is not as valuable to the Company as the relationships and partnerships that the Company has been able to forge over the past couple of years. Peak has been operating in the Chinese commercial lending space for less than three years as of the date of this AIF, but that didn't stop the Company from quickly making a name for itself among businesses, banks, lending institutions, various levels of government and other influential stakeholders in China's commercial lending industry. It is the creation and management of those types of relationships that the Company believes will ultimately determine how successful it is at continuing to grow and expand its operations.

Cycles

Generally speaking the Company's business is not cyclical. However, because it operates in China, Peak's business, just like most Chinese businesses is somewhat affected every year by the Chinese New Year Holiday. The holiday usually occurs sometime between the end of January and the beginning of February. Although the official holiday period usually lasts for 16 days, most of the country shuts down for a period of about a month. This impacts most of the country's businesses, including Peak's. The end result is that Peak's revenue for the first quarter of any year will typically be lower compared to revenue for the year's other three quarters simply because the Company loses almost a month of operations during the first quarter.

Economic Dependence

Peak is currently using a software licence obtained from Cubeler Inc. that's at the core of the Company's Lending Hub commercial lending platform. The licensing agreement between Peak and Cubeler signed in March 2017 is for a period of ten years and calls for Peak to pay royalties to Cubeler on all revenue generated by the Lending Hub. If that agreement was to be terminated or not renewed, that would have a significant impact on Peak's operations.

The majority of Peak's 2019 and 2020 revenues came from supply-chain financing related transactions thanks in large part to Peak's agreement with Ronghuitong Ltd. Ronghuitong provides shipping, warehousing and logistics services to hundreds of raw material suppliers and their manufacturing clients. Peak signed a partnership agreement with Ronghuitong to bundle Peak's purchase order financing services with Ronghuitong's services as a way for Peak to introduce its services to Ronghuitong's clientele and allow Peak to rapidly acquire clients. Peak was not only able to sell its services to Ronghuitong's raw material supplier and manufacturing clients, but the Company was also able to add the manufacturers' distributor and retailer clients to its list of purchase order financing clients. Although Peak now has thousands of clients of its own and is therefore less dependent on its agreement with Ronghuitong than it was back in 2019, the Company's agreement with Ronghuitong still remains a very important client acquisition tool for Peak.

Changes to Contracts

Considering the importance of the Lending Hub software to its business and the potential impact that losing the rights to the software could have on its operations, Peak will be looking to acquire the technology outright in a transaction with Cubeler Inc. in the upcoming financial year.

With Peak's Gold River platform now able to provide some of the services contained in its supply-chain financing service bundle, services that were outsourced to Ronghuitong along with a portion of Peak's supply-chain service fee revenues, Peak will be looking to amend its agreement with Ronghuitong to keep all of its service fee revenue and reduce its outsourcing expenses in the upcoming financial year.

Environmental Protection

The Company's operations are currently not affected by, or subject to, any environmental protection requirements, nor does Peak expect its operations to be affected by any environmental protection requirements in the future.

Employees

As of the date of this AIF, Peak had a total of 62 employees.

Foreign Operations

Peak's operations are in a foreign jurisdiction, namely the People's Republic of China. Foreign operations accounted for all of Peak's assets at the date of this AIF. Other than the commercial rights to the Cubeler commercial lending software, which is held directly by Peak, all of Peak's assets are held indirectly by Peak's Chinese subsidiaries.

Lending

Peak's ASFC subsidiary is the only one of the Company's subsidiaries that actually makes loans to businesses. ASFC's lending activities are expected to account for less than 8% of Peak's total revenue in 2020 and less than 2% of Peak's revenue by 2022. Peak's platform is used to analyze data on the loan candidates before ASFC issues loans to qualified businesses. The loans are often guaranteed by real property or vehicles and all loans in excess of $200,000 must first be approved by a senior executive from Peak's head office in Montreal.

Reorganizations

There were no reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years, nor are there any such reorganizations expected or being considered for the foreseeable future.

Social or Environmental Policies

There are no specific social or environmental policies affecting Peak's business nor has the Company implemented any specific social or environmental policies the three most recently completed financial years.

Risk Factors

In addition to any other risks contained in this AIF, as well as our management's discussion and analysis and consolidated financial statements and accompanying notes, the risks described below are the principal risks that could have a material and adverse effect on our business, financial condition, results of operations, cash flows, future prospects or the trading price of our common shares. This AIF also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of a number of factors, including the risks described below. See "Cautionary Note Regarding Forward Looking Statements".

COVID-19 Pandemic

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as "COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak are unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

Risks Relating to Peak Fintech Group Inc.

Negative Operating Cash Flow

The Company had negative operating cash flow for the year ended December 31, 2019. The Company may require additional financing to fund its operations to the point where it is generating positive operating cash flow. Continued negative operating cash flow may restrict the Company's ability to pursue its business objectives.

Financing Risk

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

If new products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new products and platform enhancements to incorporate additional features, improve functionality or otherwise make our platforms more desirable to their users. New product or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing and bringing them to market. Any new products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including, without limitation, the following: our failure to predict market demand accurately and supply products that meet this demand in a timely fashion; users of our platforms may not like, find useful or agree with any changes; defects, errors or failures in our platforms; negative publicity about our products or our platforms' performance or effectiveness; delays in releasing to the market new products or platform enhancements; and the introduction or anticipated introduction of competing products by our competitors.

If our new products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, revenue and operating results could be harmed. The adverse effect on our financial results may be particularly acute because of the significant development, marketing, sales and other expenses we will have incurred in connection with new products or enhancements.

Our business is subject to extensive and evolving regulation and oversight in a variety of areas, all of which are subject to change and uncertain interpretation.

Our business is subject to numerous federal, provincial and other local laws, ordinances and regulations in each of the jurisdictions in which we operate, which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As we develop and introduce new products and services, we may become subject to additional laws and regulations.

If we fail to comply with regulations or prohibitions applicable to us, we could face regulatory or other enforcement actions and potential fines and other consequences.

In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations, financial condition and the price of our common shares. In addition, future legislation or regulations, or amendments to the existing regulatory regime, could require us to modify our platform and processes, which may cause us to incur additional costs and lead to a reduction in revenue.

While we have reviewed and revised our business model to ensure it complies with the applicable provincial and federal laws, the application of certain legislation to our business model remains uncertain. There is a risk that regulatory bodies or consumers could assert that certain federal or provincial laws are applicable where we have determined that they are not, and that we are not in compliance with such applicable requirements. If it is determined that we have not complied with the requirements of applicable laws, we could be subject to civil actions for nullification of contracts, rebate of some or all payments made by members, and damages, and/or subject to prosecution for violation of the laws, any of which outcomes could have a material adverse effect on the Company.

We and our partners obtain, store and process a large amount of sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material and adverse effect on our business.

Cyber security risk is the risk of harm, loss and liability resulting from a failure or breach of information technology systems. We and our third-party partners and service providers, including third-party data centers that we use, obtain and process large amounts of sensitive data, including our clients' personal information and other sensitive data relating to our users and their transactions. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies. We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures. However, if our security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee error, malfeasance, malware, phishing, hacking attacks, system error, trickery, or otherwise, and, as a result, someone obtains unauthorized access to funds, cryptocurrencies, or sensitive information, including personally identifiable information, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing users, prevent us from obtaining new users, require us to expend significant funds to remedy problems caused by breaches and to implement measures to prevent further breaches, cease operations, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation and costs associated with remediation, such as fraud monitoring. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

Our business may be adversely affected by material changes to the interest rate charged to our clients and paid to our lenders.

We earn a portion of our revenues from interest payments on the loans we make to our clients. Various financial institutions and other funding sources may in the future provide us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our clients and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed.

There are a variety of factors that could affect the interest rates we charge to our clients and which we pay to our lenders, such as access to capital based on our business performance, the volume of loans we make to our clients, competition with other lenders and regulatory requirements. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of governments where we operate and their agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Our services depend on debt financing products provided by third-parties, and we may not always be able to have these products, from which the vast majority of our revenues are derived, available on our platform.

We offer debt financing products from third-party lenders to small, medium-sized and micro business borrowers and charge a fee for the service. Our services therefore depend on these third-party debt financing products. Our reliance on these products to generate the vast majority of our revenues exposes us to platform funding risks. If our lending partners decide to no longer make their debt financing products available on our platform, our business, operating results, financial condition and prospects could be adversely affected.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from clients. There are federal, provincial and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in Canada and in foreign jurisdictions is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

We may face claims by third parties for alleged infringement of their intellectual property rights, which could harm our business.

Our competitors, as well as a number of other entities and individuals, may claim that we infringe their intellectual property rights. Claims of infringement are becoming increasingly common as the software industry develops and third parties may assert infringement claims against us in the future. Although we have developed most of our platforms, we do include third-party software in our platform. In these cases, this software is licensed from the entity holding the intellectual property rights. Although we believe that we have secured proper licenses for all third-party software that is integrated into our platform, third parties may assert infringement claims against us in the future. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. Such licenses may not be available, or they may not be available on reasonable terms. In addition, such litigation could be disruptive to our ability to generate revenue or enter into new market opportunities and may result in significantly increased costs as a result of our defense against those claims or our attempt to license the intellectual property rights or rework our platform to ensure it complies with judicial decisions. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Any of the foregoing could have a significant adverse effect on our business and operating results as well as our ability to generate future revenue.

If our software contains serious errors or defects, we may lose revenue and market acceptance.

Software developed for our fintech platforms may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced. Despite internal testing, our platforms may contain serious errors or defects, security vulnerabilities or software bugs that we may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital and damage to our reputation and brand, any of which could have an adverse effect on our business, financial condition and results of operations. Since the software we use is a critical component to our fintech platforms, errors, defects, security vulnerabilities, service interruptions or software bugs in our platforms could result in inappropriate loan decisioning and corresponding credit scores and/or interest rates.

We rely on data from third parties for the successful operation of our platform.

Our ability to review and select qualified clients for our lending partners depends on business performance data, business and personal identification data, and other relevant information about the clients that we collect from the clients themselves and from third parties, including credit bureaus. If this information becomes unavailable or becomes more expensive to access, it could increase our costs as we seek alternative sources of information. If third-party data we collect is incorrect, our ability to identify qualified clients or approve and price products may suffer and our business may be harmed.

Our levels of indebtedness can have negative implications for our shareholders.

Although we don't anticipate having a significant amount of indebtedness, any level of indebtedness could impact our operations. Our ability to make payments of principal and interest on any debt we carry will depend on our future operating performance and our ability to enter into additional debt and equity financings, which to a certain extent, is subject to economic, financial, competitive and other factors beyond our control. If, in the future, we are unable to generate sufficient cash flow to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms acceptable to us. The inability to obtain additional financing could have a material adverse effect on our operating performance and any additional equity financing would result in the dilution of shareholders.

Our indebtedness could have significant consequences to shareholders, such as increased vulnerability to adverse general economic and industry conditions. We may find it more difficult to fund future working capital, capital expenditures, general corporate purposes or other purposes and we would have to allocate a substantial portion of our cash resources to the payment on our indebtedness, which would reduce the funds available for operations and for distribution to shareholders.

Any misconduct and/or errors by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially adversely affected if transactions are redirected, misappropriated or otherwise improperly executed, if personal and business information is disclosed to unintended recipients or if an operational breakdown or failure in the processing of other transactions occurs, whether as a result of human error, a purposeful sabotage or by means of a fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with clients is governed by applicable laws, including those in the People's Republic of China. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow our protocol when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. As a result, we could also be perceived to have facilitated or participated in illegal misappropriation of funds, documents or data, or failed to have followed protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our clients, inability to attract future clients, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Market Price of the Common Shares

Peak's common shares are listed and posted for trading on the CSE under the symbol 'PKK'. In addition, Peak's common shares can be purchased in the U.S. on the OTCQX under the symbol 'PKKFF'. Peak's business is in an early stage of development and an investment in Peak's securities is highly speculative. There can be no assurance that an active trading market in Peak's securities will be established and maintained. Securities of companies involved in the fintech industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the common shares is also likely to be significantly affected by short-term changes in Peak's financial condition or results of operations as reflected in its quarterly earnings reports.

Limited History of Operations

Peak has a limited history of operations. There can be no assurance that the business of Peak and/or its subsidiaries will be successful and generate, or maintain, any profit.

Foreign Subsidiaries

Peak conducts all of its operations through its Hong Kong and Chinese subsidiaries. Therefore, to the extent of these holdings, Peak (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of each such subsidiary to make payments to its parent company may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which the subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

China's economic, political and social conditions, as well as government policies, could affect our business, financial condition and results of operations.

Most of our businesses, assets and operations are located in China. Accordingly, our financial condition, results of operations and business prospects are, to a significant degree, subject to the economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including, among other things, government involvement, level of economic development, economic growth rate, control of foreign exchange and allocation of resources.

China's economy was a planned economy, and a substantial portion of productive assets in China is still owned or controlled by the People's Republic of China's government. The government also exercises significant control over China's economic growth by allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. Although the government has implemented economic reform measures to introduce market forces and establish sound corporate governance in business enterprises, the application of such economic reform measures may vary from industry to industry, or across different regions of the country. As a result, we may not benefit from certain of such measures.

Attraction and Retention of Key Personnel Including Directors

Peak has a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of Peak. Peak may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of Peak depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions in order to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with Peak or that replacement personnel with comparable skills can be found. Peak will be dependent on the services of key executives, including the directors of Peak and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of Peak, the loss of these persons or Peak's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Growth Management

Peak may have difficulty identifying or acquiring suitable acquisition targets and maintaining the organic growth which is a significant aspect of its business model. If it is unable to manage growth, Peak may be unable to achieve its expansion strategy, which could adversely impact its earnings per share and its revenue and profits.

Dilution

Peak will require additional funds in respect of the further development of Peak's business. If Peak raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of a large number of Peak's common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair Peak's ability to raise capital through future sales of its common shares. Peak may from time to time have previously issued securities at an effective price per share which will be lower than the market price of its common shares. Accordingly, certain shareholders of Peak may have an investment profit in the Company's common shares that they may seek to liquidate.

Competition

We face increasing competition and, if we do not compete effectively, our operating results could be harmed. We not only compete with traditional companies that provide financial services to businesses, but also with other fintech companies have begun focusing their efforts on targeting micro, small and medium businesses. In some cases, some competitors may offer a broader range of financial products to those businesses, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

Reliance on Key Individuals

Peak's success depends to a certain degree upon certain key members of the management. It is expected that these individuals will be a significant factor in Peak's growth and success. The loss of the service of members of the management could have a material adverse effect on Peak.

Dividend Policy

No dividends on common shares have been paid by Peak to date. Peak anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. Peak does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Peak's board of directors after taking into account many factors, including Peak's operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Directors and officers of Peak also serve or may also serve as directors and/or officers of other fintech companies and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Peak and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

Insurance and Uninsured Risks

Peak's business is subject to a number of risks and hazards generally, including general liability. Such occurrences could result in damage to property, facilities, personal injury or death, damage to the properties of Peak, or the properties of others, monetary losses and possible legal liability. Peak may be subject to product liability claims, which may adversely affect its operations. Peak's industry is highly regulated, and we may be subject to regulatory scrutiny for violations of regulations and laws. Peak could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although Peak will maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Peak may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Peak might also become subject to liability which may not be insured against or which Peak may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Peak to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Currency Risk

Currency fluctuations may affect the costs Peak incurs at its operations. The majority of Peak's operations is conducted in China. Fluctuations in the renminbi may have an adverse effect on Peak's earnings.

DIVIDENDS AND DISTRIBUTIONS

Peak has not paid any cash dividends or distributions since its incorporation. Peak currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on its common shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of Peak's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. There are no restrictions that prevent Peak from paying dividends or distributions. Peak is limited in its ability to pay dividends on its common shares by generally applicable restrictions under corporate law referred to "solvency tests".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The authorized share capital of Peak consists of an unlimited number of common shares without par value. As of December 29, 2020, there are 116,433,189 common shares issued and outstanding.

Holders of common shares are entitled to receive notice of any meetings of shareholders of Peak, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by Peak's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Peak are entitled to receive on a pro rata basis the net assets of Peak after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Share Options

The following table sets out the number of common shares issuable pursuant to outstanding share options as of the date hereof, along with the exercise price and expiry of the share options.

Number of Share Options[1]	Exercise Price per Share Option[1]	Expiry Date
15,000	$0.50	May 25, 2021
1,050,000	$0.85	July 7, 2021
780,000	$1.05	June 1, 2022
37,500	$0.55	November 27, 2022
342,500	$0.80	December 15, 2022
10,000	$0.50	April 16, 2023
727,500	$0.50	June 5, 2023
75,000	$0.50	November 28, 2023
995,000	$0.50	May 27, 2024
20,000	$0.50	September 5, 2024

Number of Share Options[1]	Exercise Price per Share Option[1]	Expiry Date
100,000	$0.55	November 1, 2024
47,500	$0.50	November 12, 2024
1,511,000	$0.50	June 11, 2025
500,000	$0.225	August 7, 2025
2,450,000	$0.75	October 28, 2025
100,000	$1.35	November 6, 2025

1 The number and exercise price of any options granted prior to the prior to the Company's July 28, 2020 consolidation of its common shares on the basis of 10 old shares for one new share have been adjusted to the post-consolidated number of options and exercise price.

Warrants

The following table sets out the number of common shares issuable pursuant to outstanding share purchase warrants as of the date hereof, along with the exercise price and expiry date of the warrants.

Number of Warrants[1]	Exercise Price per Warrant[1]	Expiry Date
910,000	$0.50	February 28, 2021
370,000	$0.50	April 24, 2021
7,500	$0.50	April 24, 2021
100,000	$0.80	July 16, 2021
610,000	$0.40	September 1, 2021
100,000	$0.40	October 8, 2021
52,000	$0.25	October 1, 2021
250,000	$0.75	October 15, 2021
1,000,000	$0.75	November 1, 2021
6,720,000	$0.80	December 16, 2021
1,400,000	$0.50	June 14, 2022
333,333	$0.61	June 14, 2022
580,000	$0.57	June 14, 2022
386,667	$0.50	June 14, 2022
320,000	$0.80	January 15, 2022
720,000	$1.00	February 3, 2022
1,100,000	$0.25	April 1, 2022
2,570,000	$0.25	July 22, 2022
13,345,000	$0.25	August 21, 2022
248,000	$0.25	August 21, 2022
1,250,000	$0.40	October 5, 2022
1,050,000	$0.40	October 5, 2022
500,000	$0.75	October 30, 2022
8,000	$1.00	May 29, 2023
36,000	$0.50	May 29, 2023

1 The number and exercise price of any warrants granted prior to the prior to the Company's July 28, 2020 consolidation of its common shares on the basis of 10 old shares for one new share have been adjusted to the post-consolidated number of warrants and exercise price.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading in Canada on the CSE under the symbol "PKK". The following table sets forth information relating to the trading of the common shares on the CSE for the months indicated since the beginning of the most recently completed financial year.

Month[1]	High ($)[1]	Low ($)[1]	Volume[1]
December 1- 29, 2020	$1.97	$1.01	28,867,880
November 2020	$2.04	$0.72	33,267,920
October 2020	$0.80	$0.365	12,376,951
September 2020	$0.485	$0.34	3,082,861
August 2020	$0.54	$0.185	4,475,571
July 28 - 31, 2020	$0.205	$0.17	1,188,312
July 1 - 27, 2020	$0.03	$0.02	33,076,832
June 2020	$0.03	$0.02	18,463,413
May 2020	$0.04	$0.025	17,595,360
April 2020	$0.035	$0.02	21,776,282
March 2020	$0.045	$0.025	27,510,609
February 2020	$0.045	$0.025	19,678,041
January 2020	$0.045	$0.035	25,318,887
December 2019	$0.05	$0.04	14,559,796
November 2019	$0.06	$0.04	20,413,574
October 2019	$0.06	$0.045	21,842,147
September 2019	$0.06	$0.035	36,482,017
August 2019	$0.04	$0.02	51,001,875
July 2019	$0.03	$0.025	3,032,225
June 2019	$0.035	$0.02	6,931,725
May 2019	$0.04	$0.03	7,372,267
April 2019	$0.04	$0.035	4,751,668
March 2019	$0.045	$0.035	7,016,139
February 2019	$0.045	$0.035	6,535,085
January 2019	$0.045	$0.0275	27,115,359

1 Effective July 28, 2020, the Company consolidated its common shares on the basis of 10 old shares for one new share.

Prior Sales

Since the beginning of the most recently completed financial year, Peak has issued the following securities that are not listed or quoted on any marketplace:

Date of Issuance	Type of Security	Exercise Price[1]	Number of Securities[1]
January 15, 2020	Non-Secured Debentures	N/A	16
January 15, 2020	Share Purchase Warrants	$0.80	320,000
February 1, 2020	Share Purchase Warrants	$0.50	150,000
February 3, 2020	Share Purchase Warrants	$1.00	720,000
Apri1 1, 2020	Share Purchase Warrants	$0.25	3,000,000
May 29, 2020	Corporate Bonds	N/A	400

Date of Issuance	Type of Security	Exercise Price[1]	Number of Securities[1]
May 29, 2020	Share Purchase Warrants	$1.00	8,000
May 29, 2020	Share Purchase Warrants	$0.50	57,000
June 11, 2020	Share Options	$0.50	1,511,000
July 22, 2020	Share Purchase Warrants	$0.25	3,850,000
July 22, 2020	Share Purchase Warrants	$0.25	20,000
August 7, 2020	Share Options	$0.225	500,000
August 21, 2020	Share Purchase Warrants	$0.25	13,745,000
August 21, 2020	Share Purchase Warrants	$0.25	248,000
September 1, 2020	Share Purchase Warrants	$0.40	610,000
October 5, 2020	Share Purchase Warrants	$0.40	1,250,000
October 5, 2020	Share Purchase Warrants	$0.40	1,050,000
October 30, 2020	Share Purchase Warrants	$0.75	500,000
October 8, 2020	Share Purchase Warrants	$0.40	100,000
October 1, 2020	Share Purchase Warrants	$0.25	52,000
October 15, 2020	Share Purchase Warrants	$0.75	250,000
October 28, 2020	Share Options	$0.75	2,450,000
November 1, 2020	Share Purchase Warrants	$0.75	750,000
November 6, 2020	Share Options	$1.35	100,000

1 The number and exercise price of any securities issued prior to the prior to the Company's July 28, 2020 consolidation of its common shares on the basis of 10 old shares for one new share have been adjusted to the post-consolidated number of securities and exercise price.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL

RESTRICTION ON TRANSFER

As at December 31, 2019 and as at the date of this AIF, none of the securities of Peak are held, to the Company's knowledge, in escrow or are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, province/state and country of residence, position held with Peak and principal occupation for the past five years of each person who is a director and/or an officer of Peak.

Name,
Province/State and	Position(s) with	Principal Occupation for the Past Five Years
Country of Residence	Peak Fintech Group Inc.

Johnson Joseph	CEO, President & Director since	CEO and President of Peak Fintech Group Inc.
Québec, Canada	February 8, 2011

Mark Dumas Virginia, USA	Director since February 27, 2014; Member of the Audit Committee and Compensation Committee	Chief Strategy Officer for Culmen International and head of M&A and Technology Operations since 2018; CEO, CSO and founder of PlanetRisk from 2014 to 2018

Liang Qiu	Director since June 23, 2017;	CEO of the Company's Chinese operations
Québec, Canada	CEO of Chinese Operations

Name,
Province/State and	Position(s) with
Country of Residence	Peak Fintech Group Inc.	Principal Occupation for the Past Five Years

Charles-André Tessier Québec, Canada	Director and Chairman of the Board since February 8, 2011; Member of the Audit Committee and Compensation Committee	Advisor; business lawyer from 1980 to retiring in 2020

Michael Pesner Québec, Canada	Director since August 7, 2020 Member of the Audit Committee and Compensation Committee	CPA, CA; President of Hermitage Canada Finance Inc. (financial advisory services); Senior Partner, Financial Advisory Services at the Montreal offices of KMPG from 1976 to 2002; director of Le Château Inc. since April 2013; director of Smart Employee Benefits Inc. since May 2017; director of Wallbridge Mining Company Limited since Jan. 2019

Jean Landreville Québec, Canada	CFO since January 31, 2018	CFO of Peak Fintech Group, previously Finance Director for Morneau Shepell health and safety division in Montreal

Directors of Peak hold office until the conclusion of each annual general meeting. Officers are appointed by the Board and serve at the pleasure of the Board.

As at December 29, 2020, the directors and executive officers of Peak, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 5,275,850 common shares, representing approximately 4.5% of the total number common shares outstanding before giving effect to the exercise of share options, share purchase warrants or restricted share units held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, no director or executive officer of Peak:

(a) is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Peak) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b) or a shareholder holding a sufficient number of securities of Peak to affect materially control of Peak, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including Peak) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, and

(c) or a shareholder holding a sufficient number of securities of Peak to affect materially the control of Peak, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Johnson Joseph and Charles-André Tessier, as directors of the Company, were subject to a Management Cease Trade Order (the "MCTO") issued on May 1, 2013 by the Autorité des marchés financiers as a result of the Company's failure to file its 2012 Annual Disclosure Documents within the prescribed time to do so. The Company filed its 2012 Annual Disclosure Documents on May 31, 2013 and the MCTO was revoked by the Autorité des marchés financiers on June 6, 2013.

On May 25, 2011, Michael Pesner resigned from the board of directors of Prestige Telecom Inc. In November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Court approving the proposal, which had been approved at the meeting of creditors which took place on March 6, 2012.

On June 3, 2015, Mr. Pesner resigned from the board of directors of Liquid Nutrition Group Inc. On June 12, 2015, June 24, 2015 and September 23, 2015, certain securities commissions issued cease trade orders against Liquid Nutrition Group Inc. for default of filing its interim financial statements and management's discussion and analysis for the interim period ended March 31, 2015.

On January 31, 2017, a security commission issued a management cease trade order against Quest Rare Minerals Ltd., which cease trade order was revoked on March 14, 2017. On July 5, 2017, Quest Rare Minerals Ltd. filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). On March 2, 2018, the court approved and homologated the proposal dated January 3, 2018, as amended on January 11, 2018, which was accepted at the meeting of creditors held on January 24, 2018. Mr. Pesner resigned from the board of directors of Quest Rare Minerals Ltd. on April 4, 2018.

Mr. Pesner is a director of Le Chateau Inc. On October 23, 2020, Le Chateau Inc. filed an application under the Companies' Creditors Arrangement Act (Canada).

Conflicts of Interest

Some of the proposed directors and officers of Peak or a subsidiary of Peak are or may be engaged in business activities on their own behalf and on behalf of other corporations, and situations may arise where some of the directors may be in potential conflict of interest with Peak. Conflicts, if any, will be subject to the procedures and remedies under the CBCA. This legislation states that where a director has such a conflict, that director must, at a meeting of Peak's directors, disclose his or her interest and refrain from voting for or against the approval of such participation or such terms unless otherwise permitted. In accordance with the CBCA, the directors and officers of Peak are required to act honestly, in good faith and in the best interests of shareholders.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Peak is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be a party or of which any of its property is or is likely to be the subject.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2019.

No penalties or sanctions were imposed by a court or regulatory body against Peak that would likely be considered important to a reasonable investor in making an investment decision.

Peak did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2019.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Peak's CEO and the CEO of its Chinese operations are the founders and controlling shareholders of Cubeler Inc., which has licenced its software as the centerpiece of Peak's Lending Hub commercial lending platform. Except as otherwise disclosed herein, no other directors, executive officers, or shareholders beneficially owning or exercising control or direction over, directly or indirectly, common shares of the Company carrying more than 10% of the voting rights attached to all common shares outstanding, and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect Peak or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is AST Trust Company (Canada) at its principal offices located in Toronto, Ontario and in Montréal, Québec.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, Peak entered into the following material contracts (i) during the most recently completed financial year, or (ii) before the most recently completed financial year if such material contract is still in effect.

• Registrar and Transfer Agent Agreement between the Company and AST Trust Company (Canada) dated July 15, 2011;

• Agreement dated March 27, 2017 between Peak and Cubeler Inc. pursuant to which Peak was granted the exclusive rights to the Cubeler commercial lending platform in China. The rights granted to Peak under the terms of the 10-year agreement allow Peak to use, modify, sublicense, and market the platform, as well as to develop and distribute new product and services derived from the platform. According to the terms of the agreement, Cubeler provided Peak with technical, sales and marketing support over a 10-month period, for which Peak paid Cubeler a total of $250,000. As compensation for the exclusive license granted to Peak by Cubeler, Peak pays Cubeler a royalty fee representing between 10% and 5%, on a declining scale, of the gross revenues generated by the platform in China, where gross revenues are defined as the gross amount recognized as income on Peak's books in connection with the sale of products, services and fees charged through the platform, less deductions for value added or any similar taxes with respect to such products, services and fees.

• Agreement dated October 18, 2017 between Peak's subsidiary ASDS and China Auto Industry Development Ltd ("CAID") pursuant to which CAID agreed to use the Cubeler commercial lending platform, managed by ASDS, as a solution to have its purchase orders financed.

• Agreement dated November 1, 2017 between Peak and Jiu Dong Limited ("Jiu Dong") pursuant to which Peak and Jiu Dong agreed to create a financial services subsidiary to be named Asia Synergy Financial Capital ("ASFC"). Under the terms of the agreement between the parties, Jiu Dong agreed to invest $9.8M directly into ASFC for a 49% equity stake, while Peak agreed to invest $10.2M for a 51% stake in the financial services company.

• Lender Partnership Agreement dated June 6, 2018 between Peak's subsidiary ASDS and Wuxi Jinxin Internet Small Loans Ltd. ("WJISL") pursuant to which WJISL agreed to become a registered lender on the Cubeler platform.

• Lender Partnership Agreement dated June 14, 2018 between Peak's subsidiary ASDS and Hua Xin Lending Company ("Hua Xin"), pursuant to which Hua Xin agreed to become a registered lender on the Cubeler platform.

• Agreement dated December 20, 2018 between Peak and Wenyi Financial Services Co. Ltd. ("Wenyi") pursuant to which Wenyi agreed to effectively transfer its operations, including most of its 20 employees, service agreements and assets, to newly created wholly-owned Peak subsidiary Asia Synergy Credit Solutions ("ASCS"). As consideration transferring its operations to ASCS, Wenyi's shareholders will receive up to 400K Peak common shares per quarter over the first four quarters beginning on January 1, 2019, and up to 200K Peak common shares per quarter over the next two quarters after that for a total of 2M Peak common shares over an 18-month period. Wenyi's shareholders will receive the maximum number of Peak common shares to which they are entitled in a quarter only if ASCS generates a minimum of $125,000 in EBITDA for the quarter, otherwise they will receive a pro-rata number of Peak common shares of the EBITDA generated by ASCS for the quarter. The Peak common shares issued to Wenyi's shareholders will be deemed to have been issued at a price of $1.00 per share. If at the end of the 18-month period over which the shares are to be issued, a total of 2M shares were issued to Wenyi's shareholders and the listed price of Peak's common shares is less than $1.00, then Wenyi's shareholders will receive a number of additional Peak common shares such that the total aggregate value of the previously issued shares and the additional shares multiplied by the listed price of Peak's common shares at that time equals $2M.

• Partnership agreement dated January 20, 2019 between Peak's subsidiary ASCS, Wuxi Union SME Guarantee Co. Ltd. ("WU") and the Wuxi Rural Commercial Bank ("WRCB") pursuant to which WU agreed to guarantee WRCB bank loans to SMEs serviced by ASCS for an aggregate amount of up to CAD$1,000,000,000. Under the terms of the agreement, ASCS agreed to provide WU with a security deposit representing 10% of the continuous aggregate value of the loans it services. The initial term of the agreement is two years.

• Agreement dated March 30, 2019 between Peak's subsidiary AST and Xi'an Fenghui Automobile Service Company ("FASC") pursuant to which FASC agreed to use AST's Gold River product procurement platform to facilitate vehicle purchase and financing transactions.

• Joint Venture Agreement dated June 1, 2019 between Peak's subsidiary ASDS and Jiangsu Zhongpu Financial Outsourcing Service Ltd. ("ZFOS") pursuant to which ASDS agreed to provide financial services to ZFOS clients and other supply-chain participants. Under the terms of the joint venture agreement, a joint venture company named Asia Synergy Supply Chain ("ASSC") was created of which ASDS owns a 51% controlling interest in ASSC and ZFOS owns the remaining 49%. ZFOS transferred part of its supply-chain operations to ASSC while ASDS contributed a royalty-free license to the Cubeler Lending Hub platform to ASSC.

• Agreement dated June 29, 2019 between Peak's subsidiary ASSC and Ronghuitong Supply Chain Management Company Ltd. ("Ronghuitong") whereby ASSC agreed to outsource certain supply- chain financing related services to Ronghuitong.

• Agreement dated November 7, 2019 between Peak and Jinxiaoer Technology Ltd. pursuant to which Peak agreed to acquire the Jinxiaoer loan brokerage and commission paying platform. Under the terms of the purchase agreement, Peak has agreed to pay $600,000 in cash and $800,000 in Peak common shares over a period of 18 months for a 70% equity stake in Jinxiaoer.

• Agreement dated March 11, 2020 between Peak's subsidiary ASSC and Jiangyin Gaoxinqu SME Development and Investment Ltd. pursuant to which Peak agreed to provide the software platform that will power the city of Jiangyin's new commercial lending financial centre.

• Agreement dated September 21, 2020 between Peak's subsidiary ASFC, Wuxi Industry Development Group ("Wuxi IDG") and Beijing Beijia Trading Company Ltd. ("BBTC") pursuant to which ASFC agreed to finance up to 10% of the value of BBTC's orders for Baidu smart speakers and Wuxi IDG agreed to provide logistics and warehousing and to finance up to 90% of BBTC's smart speaker orders.

• Agreement dated October 20, 2020 between Peak and Beijing Youxiangtong Group ("BYG"), the parent company of national consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC"), pursuant to which Peak agreed to provide financing to BDC's 60,000 online retail clients for up to 90% of the price of the products the clients purchase from BDC. The agreement provides for the new purchase order financing program to be offered to BDCs 60,000 clients through the creation of a joint venture company ("JVC") between Peak and BYG.

• Agreement dated November 18, 2020 between Peak and Beijing Jingying Corporate Management Ltd. ("BJM") pursuant to which Peak agreed to bring Peak's Cubeler Lending Hub financing solution to BJM and its more than 250,000 retail clients, allowing for retailers to have up to 90% of the price of the products they purchase from participating distributors financed by the Lending Hub's banks and lending institutions.

• Agreement dated November 26, 2020 between Peak and Gruppo Coin ("Coin") pursuant to which Peak has agreed to provide short-term loans to Coin's social-media-influencer online sales partners.

INTERESTS OF EXPERTS

Raymond Chabot Grant Thornton LLP are the independent auditors for Peak who have issued an independent auditor's report dated May 21, 2020 in respect of the Company's financial statements and the notes related thereto at December 31, 2019 and for each of the fiscal years ended December 31, 2018 and December 31, 2017. Raymond Chabot Grant Thornton LLP have confirmed that they are independent with respect to Peak within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

AUDIT COMMITTEE

Peak's audit committee (the "Audit Committee") is responsible for monitoring Peak's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of Peak's external auditors. The committee is also responsible for reviewing Peak's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of Peak.

The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to Peak's board of directors. A copy of the charter is attached hereto as Schedule "A".

The following are the current members of the Committee:

Mark Dumas	Independent	Financially literate

Charles-André Tessier	Independent	Financially literate

Michael Pesner	Independent	Financially literate

All three members of the Audit Committee are "independent" and "financially literate" as those terms are defined by National Instrument 52-110 Audit Committees ("NI 52-110").

Relevant Education and Experience

Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Mark Dumas - Mr. Dumas is a private investor in several technology companies and an entrepreneur with expertise in location-based, mobile, and ecommerce technologies. Since 2018, Mr. Dumas has served as the Chief Strategy Officer for Culmen International and head of M&A and Technology Operations. Culmen is a US defense contractor with a significant international presence including Southeast Asia. Mr. Dumas is also the founder and managing director of Riverbend Capital, an early stage investment group in the Washington DC area. Prior, Mr. Dumas was the founder and CEO of SPADAC, a US defense contractor that provided geospatial analysis, data mining and predictive analysis from 2002 to 2010. Mr. Dumas' professional experience also includes serving as Vice President of Special Projects at GeoEye (now MAXAR), a leading global provider of commercial high resolution earth imagery products and services, where he played a significant role in their mergers and acquisition strategy from 2011 to 2013. He was also the former CEO, CSO, and founder of PlanetRisk, a private-equity backed enterprise risk analytics company that he started in 2014 and led until its sale in 2018. He holds a B.S. from Mississippi State University in Electrical Engineering.

Charles-André Tessier - Mr. Tessier is a retired business advisor and corporate lawyer who spent over 40 years working mainly in the IT, telecom, manufacturing and life sciences sectors. As an officer at DMR Group Inc., BioChem Pharma, R3D Consulting Inc. and a former partner with BCF Business Lawyers, he supported and provided counselling to senior management and played significant roles in the elaboration and implementation of these companies' and clients' business and strategic plans. Mr. Tessier was a member of the Quebec Barr from 1980 to 2020 and continues to serve on the board of directors of a number of private and public companies and non-profit organizations.

Michael Pesner - Mr. Pesner is President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing. His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, Le Château, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles in various capacities including Lead Director, Audit Committee Chair, and Governance Committee Chair at such high- profile organizations earned him the distinction of being named as one of Quebec's Top 10 Corporate Directors in Montreal's Les Affaires newspaper.

Pre-Approval Policies and Procedures

The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by Peak's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The aggregate fees billed by Peak's external auditors for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2019	$145,000	-	-	-
2018	$69,500	$22,450	-	-

Exemption in Section 6.1 of NI 52-110

Section 6.1 of NI 52-110 provides an exemption for a venture issuer from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110. Peak is voluntarily filing this AIF.

ADDITIONAL INFORMATION

Additional information relating to Peak Fintech Group Inc. can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Peak's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of Peak filed on SEDAR at www.sedar.com. Additional financial information is provided in Peak's audited financial statements and management's discussion and analysis for the financial year ended December 31, 2019.

SCHEDULE "A"

PEAK FINTECH GROUP INC.

AUDIT COMMITTEE CHARTER

Approved by the Board of directors of the Corporation

PART 1

1.1 DEFINITIONS IN THIS CHARTER

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Board" means the board of directors of the Corporation;

"Charter" means this Audit Committee charter;

"Corporation" means Peak Positioning Technologies Inc.;

"Committee" means the committee established by and among the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Independent" has the meaning ascribed to it in Section 1.4 of National Instrument 52-110; "Instrument" means Multilateral Instrument 52-110 - Audit Committees;

"MD&A" has the meaning ascribed to it in Section 1.1 of National Instrument 51-102; "Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations; and "non-audit services" means services other than audit services.

PART 2

2.1 AUDIT COMMITTEE

The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2 RELATIONSHIP WITH EXTERNAL AUDITORS

The Corporation will henceforth require its external auditor to report directly to the Committee.

2.3 COMMITTEE RESPONSIBILITIES

(a) The Committee shall be responsible for making the following recommendations to the Board:

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and

(ii) compensation of the external auditor.

(b) The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation's external auditor.

(d) The Committee shall review the Corporation's financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

(e) The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

(f) The Committee shall establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(g) The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

2.4 DE MINIMIS NON-AUDIT SERVICES

(a) The Committee shall satisfy the pre-approval requirement in subsection 2.3(c) of the Charter if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent (5%) of the total amount of fees paid by the Corporation and its subsidiary entities to the Corporation's external auditor during the fiscal year in which the services are provided;

(ii) the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee.

2.5 DELEGATION OF PRE-APPROVAL FUNCTION

(a) The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(c).

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(b) The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(a) must be presented to the Committee at its first scheduled meeting following such preapproval.

2.6 PRE-APPROVAL POLICIES AND PROCEDURES

The Committee satisfies the pre-approval requirement in subsection 2.3(c) of the Charter if it adopts specific policies and procedures for the engagement of the non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the Committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the Committee's responsibilities to management.

PART 3

3.1 Authority

The Committee shall have the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b) to set and pay the compensation for any advisors employed by the Committee, and

(c) to communicate directly with the internal and external auditors.

PART 4

4.1 Disclosure in Information Circular

If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 - Disclosure by Venture Issuers.

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